EXHIBIT 12

JOHNSON & JOHNSON AND SUBSIDIARIES

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)

(Dollars in Millions)

	Fiscal Year Ended

	January 1,	January 2,	December 28,	December 29,	December 30,
	2006	2005	2003	2002	2001

Determination of Earnings:
Earnings Before Provision for Taxes on Income	$13,656	12,838	10,308	9,291	7,898
Fixed Charges	137	272	300	259	245

Total Earnings as Defined	$13,793	13,110	10,608	9,550	8,143

Fixed Charges and Other:
Rents	83	85	93	99	92
Interest Expense Before Capitalization of Interest	165	323	315	258	248

Total Fixed Charges	$248	408	408	357	340

Ratio of Earnings to Fixed Charges	55.62	32.13	26.00	26.75	23.95

(1)	The ratio of earnings to fixed charges is computed by dividing the sum of earnings before provision for taxes on income and fixed charges by fixed charges. Fixed charges represent interest expense (before interest is capitalized), amortization of debt discount and an appropriate interest factor on operating leases.